

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2011

<u>Via Facsimile</u>
Mr. Robert Dultz
Chief Executive Officer
USCorp
4535 W. Sahara Avenue, Suite 200
Las Vegas, Nevada 89102

> **Re: USCorp**
> **Form 10-K/A for Fiscal Year Ended September 30, 2010**
> **Filed August 24, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 22, 2011**
> **Response Letter Dated August 23, 2011**
> **File No. 0-19061**

Dear Mr. Dultz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Form 10-K for Fiscal Year Ended September 30, 2010</u>

<u>Exhibit 23.1A</u>

1. Please file an updated consent from the auditors as of a more recent date. The consent should also refer to the correct filing and include all reports being incorporated by reference.

Robert Dultz
USCorp
September 20, 2011
Page 2

<u>Closing Comments</u>

You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief